OXFORD IMMUNOTEC GLOBAL PLC

94C Innovation Drive

Milton Park, Abingdon

OX14 4RZ

United Kingdom

November 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/ Johnny Gharib/ Bryan Pitko – Legal
Tabatha Akins/ Lisa Vanjoske – Accounting

Re:	Oxford Immunotec Global PLC
Registration Statement on Form S-1 (File No. 333-191737)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oxford Immunotec Global PLC (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Wednesday, November 20, 2013 or as soon as possible thereafter. The Company reserves the right to withdraw such request for acceleration at any time prior to 4:00 p.m. Eastern Time on Wednesday, November 20, 2013.

The Company hereby acknowledges:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii) it is the staff’s position that the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Michael D. Beauvais of Ropes & Gray LLP, counsel to the Company, at (617) 951-7601 as soon as the registration statement has been declared effective.

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Very truly yours, OXFORD IMMUNOTEC GLOBAL PLC

By:	/s/ Patricia Randall
Name: Title:	Patricia Randall General Counsel